Exhibit 99.1

Rules 4.7.3 and 4.10.31

Appendix 4G

Key to Disclosures
Corporate Governance Council Principles and Recommendations

Name of entity:
MOKO SOCIAL MEDIA LIMITED

ABN / ARBN:	Financial year ended:
35 111 082 485	30 JUNE 2016

Our corporate governance statement2 for the above period above can be found at:3

☐	These pages of our annual report:
☒	This URL on our website:	http://mokosocialmedia.com/#corporate-info

The Corporate Governance Statement is accurate and up to date as at 30 September 2016 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.

Date:	30 SEPTEMBER 2016
Name of Director or Secretary authorising lodgement:	EMMA WALDON

1 Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX.

Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

2 “Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

3 Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found. You can, if you wish, delete the option which is not applicable.

Throughout this form, where you are given two or more options to select, you can, if you wish, delete any option which is not applicable and just retain the option that is applicable. If you select an option that includes “OR” at the end of the selection and you delete the other options, you can also, if you wish, delete the “OR” at the end of the selection.

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]

Principle 1 – Lay solid foundations for management and oversight
1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

… the fact that we follow this recommendation:

☒    in our Corporate Governance Statement OR

☐    at [insert location]

… and information about the respective roles and responsibilities of our board and management (including those matters expressly reserved to the board and those delegated to management):

☒    in our Corporate Governance Statement

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.2

A listed entity should:

(a)      undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)      provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

4 If you have followed all of the Council’s recommendations in full for the whole of the period above, you can, if you wish, delete this column from the form and re-format it.

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]

1.5

A listed entity should:

(a)      have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)      disclose that policy or a summary of it; and

(c)      disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1)   the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

(2)   if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

… the fact that we have a diversity policy that complies with paragraph (a):

☐    in our Corporate Governance Statement OR

☐     at [insert location]

… and a copy of our diversity policy or a summary of it:

☐   at [insert location]

… and the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our diversity policy and our progress towards achieving them:

☐     in our Corporate Governance Statement OR

☐     at [insert location]

… and the information referred to in paragraphs (c)(1) or (2):

☒    in our Corporate Governance Statement OR

☐    at [insert location]

☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.6

A listed entity should:

(a)      have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)      disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

… and the information referred to in paragraph (b):

☒    in our Corporate Governance Statement OR

☐    at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
1.7

A listed entity should:

(a)      have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)      disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

… the evaluation process referred to in paragraph (a):

☒    in our Corporate Governance Statement OR

☐    at [insert location]

… and the information referred to in paragraph (b):

☒    in our Corporate Governance Statement OR

☐   at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]

Principle 2 - Structure the board to add value
2.1

The board of a listed entity should:

(a)      have a nomination committee which:

(1)  has at least three members, a majority of whom are independent directors; and

(2)  is chaired by an independent director,

and disclose:

(3)  the charter of the committee;

(4)  the members of the committee; and

(5)  as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)      if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

[If the entity complies with paragraph (a):]

… the fact that we have a nomination committee that complies with paragraphs (1) and (2):

☐    in our Corporate Governance Statement OR

☐   at [insert location]

… and a copy of the charter of the committee:

☐  at [insert location]

… and the information referred to in paragraphs (4) and (5):

☐    in our Corporate Governance Statement OR

☐    at [insert location]

[If the entity complies with paragraph (b):]

… the fact that we do not have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively:

☒    in our Corporate Governance Statement OR

☐   at [insert location]

☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	… our board skills matrix: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]

2.3

A listed entity should disclose:

(a)      the names of the directors considered by the board to be independent directors;

(b)     if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)     the length of service of each director.

… the names of the directors considered by the board to be independent directors:

☒    in our Corporate Governance Statement OR

☐    at [insert location]

… and, where applicable, the information referred to in paragraph (b):

☒   in our Corporate Governance Statement OR

☐    at [insert location]

… and the length of service of each director:

☐    in our Corporate Governance Statement OR

☒    in Annual Report for year ended 30 June 2016 http://mokosocialmedia.com/financial-reports/

☐ an explanation why that is so in our Corporate Governance Statement
2.4	A majority of the board of a listed entity should be independent directors.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	… the fact that we follow this recommendation: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
2.6	A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
Principle 3 – ACT ethicalLY and responsiblY
3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	… our code of conduct or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at http://mokosocialmedia.com/#corporate-info	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
Principle 4 – Safeguard integrity in CORPORATE reporting
4.1

The board of a listed entity should:

(a)      have an audit committee which:

(1)   has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)   is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)   the charter of the committee;

(4)   the relevant qualifications and experience of the members of the committee; and

(5)   in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)      if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

[If the entity complies with paragraph (a):]

… the fact that we have an audit committee that complies with paragraphs (1) and (2):

☒    in our Corporate Governance Statement OR

☐   at [insert location]

… and a copy of the charter of the committee:

☐   at http://mokosocialmedia.com/#corporate-info

… and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement OR

☒    at Annual Report for year ended 30 June 2016 http://mokosocialmedia.com/financial-reports/

[If the entity complies with paragraph (b):]

… the fact that we do not have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner:

☐   in our Corporate Governance Statement OR

☐   at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement
4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]

☐    an explanation why that is so in our Corporate Governance Statement OR

☐    we are an externally managed entity that does not hold an annual general meeting and this recommendation is therefore not applicable

Principle 5 – Make timely and balanced disclosure
5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	… our continuous disclosure compliance policy or a summary of it: ☐ in our Corporate Governance Statement OR ☐ at Code of Conduct & Ethics http://mokosocialmedia.com/#corporate-info	☐ an explanation why that is so in our Corporate Governance Statement
Principle 6 – Respect the rights of sECURITY holders
6.1	A listed entity should provide information about itself and its governance to investors via its website.	… information about us and our governance on our website: ☐ at http://mokosocialmedia.com/#corporate-info	☐ an explanation why that is so in our Corporate Governance Statement
6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement
6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	… our policies and processes for facilitating and encouraging participation at meetings of security holders: ☒ in our Corporate Governance Statement OR ☐ at [insert location]

☐    an explanation why that is so in our Corporate Governance Statement OR

☐    we are an externally managed entity that does not hold periodic meetings of security holders and this recommendation is therefore not applicable

6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	… the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
Principle 7 – RECOGNISE AND MANAGE RISK
7.1

The board of a listed entity should:

(a)      have a committee or committees to oversee risk, each of which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)     if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

[If the entity complies with paragraph (a):]

… the fact that we have a committee or committees to oversee risk that comply with paragraphs (1) and (2):

☒   in our Corporate Governance Statement OR

☐   at [insert location]

… and a copy of the charter of the committee:

☒   at http://mokosocialmedia.com/#corporate-info

… and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement OR

☐   at Annual Report for year ended 30 June 2016 http://mokosocialmedia.com/financial-reports/

[If the entity complies with paragraph (b):]

… the fact that we do not have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework:

☐   in our Corporate Governance Statement OR

☐   at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement
7.2

The board or a committee of the board should:

(a)     review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)      disclose, in relation to each reporting period, whether such a review has taken place.

… the fact that board or a committee of the board reviews the entity’s risk management framework at least annually to satisfy itself that it continues to be sound:

☒    in our Corporate Governance Statement OR

☐   at [insert location]

… and that such a review has taken place in the reporting period covered by this Appendix 4G:

☒     in our Corporate Governance Statement OR

☐   at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
7.3

A listed entity should disclose:

(a)     if it has an internal audit function, how the function is structured and what role it performs; or

(b)     if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

[If the entity complies with paragraph (a):]

… how our internal audit function is structured and what role it performs:

☐   in our Corporate Governance Statement OR

☐   at [insert location]

[If the entity complies with paragraph (b):]

… the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes:

☒     in our Corporate Governance Statement OR

☐   at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement
7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

… whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks:

☒     in our Corporate Governance Statement OR

☐   at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
Principle 8 – REMUNERATE FAIRLY AND RESPONSIBLY
8.1

The board of a listed entity should:

(a)     have a remuneration committee which:

(1)    has at least three members, a majority of whom are independent directors; and

(2)    is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)      if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

[If the entity complies with paragraph (a):]

… the fact that we have a remuneration committee that complies with paragraphs (1) and (2):

☒    in our Corporate Governance Statement OR

☐   at [insert location]

… and a copy of the charter of the committee:

☒    at http://mokosocialmedia.com/#corporate-info

… and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement OR

☒    at Annual Report for year ended 30 June 2016 http://mokosocialmedia.com/financial-reports/

[If the entity complies with paragraph (b):]

… the fact that we do not have a remuneration committee and the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive:

☐   in our Corporate Governance Statement OR

☐   at [insert location]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

… separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives:

☐   in our Corporate Governance Statement OR

☒   at Annual Report for year ended 30 June 2016 http://mokosocialmedia.com/financial-reports/

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed …	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed …[4]
8.3

A listed entity which has an equity-based remuneration scheme should:

(a)      have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)      disclose that policy or a summary of it.

… our policy on this issue or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at Share Trading Policy http://mokosocialmedia.com/#corporate-info

☐    an explanation why that is so in our Corporate Governance Statement OR

☐    we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable OR

☐    we are an externally managed entity and this recommendation is therefore not applicable

ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES
-

Alternative to Recommendation 1.1 for externally managed listed entities:

The responsible entity of an externally managed listed entity should disclose:

(a)      the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity;

(b)      the role and responsibility of the board of the responsible entity for overseeing those arrangements.

		… the information referred to in paragraphs (a) and (b): ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement
-	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	… the terms governing our remuneration as manager of the entity: ☐ in our Corporate Governance Statement OR ☐ at [insert location]	☐ an explanation why that is so in our Corporate Governance Statement

MOKO SOCIAL MEDIA LIMITED

Corporate Governance Statement

As at 30 September 2016

Contents

Principle 1: Lay solid foundations for management and oversight	3

Principle 2: Structure the board to add value	5

Principle 3: Act ethically and responsibly	6

Principle 4: Safeguard integrity in corporate reporting	6

Principle 5: Make timely and balanced disclosure	7

Principle 6: Respect the rights of security holders	7

Principle 7: Recognise and manage risk	8

Principle 8: Remunerate fairly and responsibly	9

MOKO SOCIAL MEDIA LIMITED

CORPORATE GOVERNANCE STATEMENT

MOKO Social Media Limited (MOKO or the Company) and its controlled entities (the Group) have adopted the corporate governance framework and practices set out in this statement.

The framework and practices have been in place throughout the financial year ended 30 June 2016 and comply with the 3rd edition of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations (Recommendations), unless otherwise stated. Consistent with the Company’s approach to sound corporate governance, opportunities for improvement are regularly considered.

This statement has been approved by the Board, and the information provided remains current as at 30 September 2016.

Principle 1: Lay solid foundations for management and oversight

Recommendation 1.1 – A listed entity should disclose (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

The primary responsibilities of the Board include:

•	Establishing the strategic direction, long term goal setting and performance oversight for MOKO;
•	Ensuring that the Company has implemented adequate internal controls together with appropriate monitoring of compliance activities;
•	The review and adoption of annual budgets for the financial performance of MOKO and monitoring the results on a quarterly basis;
•	The approval of the annual and half-yearly financial report, and quarterly cash statements (as long as required);
•	Ensuring that the Company is able to pay its debts as and when they fall due;
•	Approving the appointment, retention and termination of the Managing Director and Company Secretary;
•	Monitoring senior executives’ performance and implementation of strategy, ensuring that appropriate resources are made available;
•	Approving the appointment of Directors to the Board ensuring an appropriate balance of skills and experience and that new Directors are properly inducted;
•	Reviewing, ratifying and monitoring systems of risk management and internal control and the Code of Conduct;
•	Overseeing the continuous disclosure process to ensure timely and balanced disclosures;
•	Approving and monitoring major capital expenditure, capital management, and acquisitions and divestitures;
•	Approving and monitoring other reporting to shareholders; and
•	Approving the issue of shares or other securities in the Company

It is the responsibility of senior management, led by the Chief Executive Officer and Managing Director, Shripal Shah, to manage MOKO in accordance with the direction and delegations of the Board. The Board has delegated to the Managing Director and his senior executive group authority over the day-to-day management of MOKO and its operations. This delegation of authority includes responsibility, and accountability to the Board, for:

•	developing business plans, budgets and strategies for consideration by the Board and, to the extent approved by the Board, implementing these plans, budgets and strategies;
•	operating the business within the parameters set by the Board from time to time, and keeping the Board informed of material developments in the businesses;
•	where proposed transactions, commitments or arrangements exceed the parameters set by the Board, referring the matter to the Board for its consideration and approval;
•	identifying and managing operational and other risks and, where those risks could have a material impact on the business, formulating strategies for managing these risks for consideration by the Board;
•	managing financial and other reporting mechanisms and control and monitoring systems to ensure that these mechanisms and systems capture all relevant material information on a timely basis and are functioning effectively;
•	ensuring that the Board is provided with sufficient information on a timely basis, in particular with respect to performance, financial condition, operating results and prospects, to enable the Board to fulfil its governance responsibilities; and
•	implementing the policies, processes, procedures and codes of conduct approved by the Board.

The Audit Committee and Compensation Committee have also been referred responsibilities by the Board as set out in each Committee’s Charter. The Charters for the Committees are located at (http://mokosocialmedia.com/#corporate-info)

Recommendation 1.2 – A listed entity should (a) undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election; and (b) provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

Prior to the appointment of a person, or putting forward to security holders a candidate for election, as a director, the Company undertakes checks which it believes are appropriate to verify a director’s character, experience, education, criminal record and bankruptcy history including:

•	for new directors, background and reference checking; and
•	for new directors and for all directors annually (including those put forward for election), requiring the person to

MOKO SOCIAL MEDIA LIMITED

CORPORATE GOVERNANCE STATEMENT

complete and sign a questionnaire providing and verifying information in relation to the person’s directorships, bankruptcy history, criminal history and any potential conflicts of interests.

The Company ensures that all material information in its possession relevant to a shareholder’s decision whether to elect or re-elect a director, including the information referred to above, is provided to shareholders in the Company’s Notice of Annual General Meeting.

Recommendation 1.3 – A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.

Each director and senior executive of the Company has an agreement in writing with the Company which sets out the key terms and conditions of their appointment including their duties, rights and responsibilities and (to the extent applicable) the matters referred to in the commentary to Recommendation 1.3.

Recommendation 1.4 – The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.

The Company Secretary has a direct line of reporting to the Chairman and is responsible for:

•	advising and supporting the Chairman and the Board and its committees to manage the day to day governance framework of the Company;
•	assisting with Board effectiveness by monitoring whether applicable Board and committee policies, procedures and charters are followed and coordinating timely completion and despatch of Board agendas and papers; and
•	assisting with all matters to do with the proper functioning of the Board including advising on governance matters and assisting with the induction and professional development of directors.

Recommendation 1.5 – A listed entity should: (a) have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them; (b) disclose that policy or a summary of it; and (c) disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them, and either: (i) the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or (ii) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

The Company is at variance with Recommendation 1.5 in that it has not yet established a diversity policy nor set or disclosed measurable objectives for achieving gender diversity. Due to the size of the Company and the industry in which it operates, the Board does not deem it practical to limit the Company to specific targets for gender diversity as it operates in a very competitive labour market where positions are sometimes difficult to fill. However, every candidate suitably qualified for a position has an equal opportunity of appointment regardless of gender, age, ethnicity or cultural background. The directors also believe that diversity is a relevant consideration for constitution of an effective Board, as discussed at Recommendation 2.2. The Board will give consideration to complying Recommendation 1.5 as the size and scope of the business grows.

The proportion of women within the organisation as at the end of the last 2 financial years ended 30 June are as follows:

	2016	2015
	%	%

Women employees in the whole organisation	21%	27%
Women in senior executive positions	-	-
Women on the Board of Directors	25%	-

“Senior executive” means the Managing Director and Chief Executive Officer of the Company Shripal Shah.

Recommendation 1.6 – A listed entity should: (a) have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and (b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

The performance of the Board and individual Directors is reviewed as part of the ordinary course of meetings of the Directors held during each year. The performance of the Audit and Compensation Committees is evaluated annually, against the charters of those committees. The Compensation Committee assists the Board as required with the evaluation of performance of directors (including the Managing Director).

During the year, a performance review was undertaken of the Board, its committees and individual directors in accordance with the process described above.

MOKO SOCIAL MEDIA LIMITED

CORPORATE GOVERNANCE STATEMENT

Recommendation 1.7 – A listed entity should: (a) have and disclose a process for periodically evaluating the performance of its senior executives; and (b) disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

The Company has one senior executive, Shripal Shah, who is also the Managing Director. The performance of the Managing Director is monitored on an ongoing basis by the Non-Executive Directors with the assistance of the Compensation Committee as required. The performance evaluation takes into account business and personal targets for the year.

A performance evaluation of the Managing Director took place during the financial year ended 30 June 2016.

Principle 2: Structure the board to add value

Recommendation 2.1 – The board of a listed entity should: (a) have a nomination committee which: (i) has at least three members, a majority of whom are independent directors; and (ii) is chaired by an independent director, and disclose: (iii) the charter of the committee; (iv) the members of the committee; and (v) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

The Company does not presently have a Nomination Committee. Due to the size and nature of the activities of the Company, the nomination of new Directors is conducted by the Board by way of ongoing review and discussion in relation to experience deficiencies that may exist within the existing board structure.

The Board considers the following factors when selecting new Directors and when recommending Directors to shareholders for appointment or re-election:

•	The aim of having a majority of independent Directors on the Board and of having an independent Non-Executive Chairman;
•	That between them, the Directors have appropriate range of skills, expertise, experience and diversity to discharge the Board’s mandate;
•	That each individual Board member has sufficient time to meet his/her commitments as a Director of the Company;
•	The duration of each existing Director’s tenure, noting the retirement provisions of the Constitution; and
•	Whether the size of the Board is appropriate to facilitate effective discussions and efficient decision making.

The nomination of existing Directors for re-appointment is not automatic and is contingent on performance and the current and future needs of the Company.

Recommendation 2.2 – A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.

The skill and diversity attributes outlined below have been identified as the optimum attributes the Company seeks to achieve across its Board membership:

•	media industry expertise, in particular in the United States;
•	technical expertise (including finance and legal);
•	high level of business acumen;
•	ability to think strategically;
•	governance experience and expertise, including an understanding of legal, ethical and fiduciary duties;
•	investor relations expertise, in both Australia and the United States; and
•	diversity including gender.

The Board aspires to have a Board comprised of individuals diverse in gender, geographic location, culture, background, perspectives and experience and is mindful of this when making Director appointments.

Further details regarding the skills and experience of each Director is set out in the Directors Report in the 2016 Annual Report. A copy of the 2016 Annual Report is located at: (http://mokosocialmedia.com/financial-reports/)

Recommendation 2.3 – A listed entity should disclose: (a) the names of the directors considered by the board to be independent directors; (b) if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and (c) the length of service of each director.

The Board regularly assesses the independence of its Non-Executive Directors. For this purpose an independent Director is a Non-Executive Director whom the Board considers to be independent of management and free of any

MOKO SOCIAL MEDIA LIMITED

CORPORATE GOVERNANCE STATEMENT

interest, business or other relationship that could materially interfere with – or could reasonably be perceived to materially interfere with – the Director’s capacity to bring an independent judgement to bear on issues before the board and to act in the best interests of the entity and its security holders generally, and who:

1.	is not a substantial shareholder of the Company, is not an officer of, or is not otherwise associated with a substantial shareholder;

2.	within the last three years, has not been employed in an executive capacity by the Company or another Group member;

3.	within the last three years, has not been a principal of a material professional advisor or a material consultant to the Company or another Group member, or an employee materially associated with the service provided;

4.	is not a material supplier to, or customer of, the Company or another Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

5.	has no material contractual relationship with the Company or another Group member, other than as a Director; and

6.	has not been a Director of the Company for such a period of time that their independence may have been compromised.

As at the date of this report, one of MOKO’s four Directors is considered independent being Edward Bralower

Shripal Shah, Emma Waldon and Greg McCann are not considered independent. Shripal Shah is an Executive Director of the Company, Emma Waldon is also the Company Secretary and Greg McCann, the Company’s Non-Executive Chairman, performed an Executive Director role for part of the 2014 financial year in relation to the NASDAQ listing. Since 27 June 2014, he has reverted to his Non-Executive role, but is no longer deemed independent.

Recommendation 2.4 – A majority of the board of a listed entity should be independent directors.

As at the date of this report the majority of the Company’s Board is not considered independent as outlined above in Recommendation 2.3. The Company may seek to appoint additional independent Directors in the future to address the lack of independence of its Directors.

Recommendation 2.5 – The chair of the board of a listed entity should be an independent director and, in particular, should not be the same period as the CEO.

The Chairman of MOKO is Greg McCann and the Chief Executive Officer is Shripal Shah, therefore as required under best practice, there is a separation of these two roles.

As noted above, Greg McCann is not considered an independent Director as a result of performing an Executive Director role for part of the 2014 financial year in relation to the NASDAQ listing. Since 27 June 2014, he has reverted to his Non-Executive role, but is no longer deemed independent. As a result, the Company does not comply with Recommendation 2.5.

Recommendation 2.6 – A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.

All new directors are provided with an induction including meetings with the Chief Executive Officer and other Directors and provision of information on the Company including Company and Board policies and other material documents. The Company Secretary and Chairman oversees the induction of new Directors.

All directors are expected to maintain the skills required to effectively discharge their obligations to the Company. Directors are encouraged to undertake continuing professional education and, if this involves industry seminars and approved education courses, where appropriate, this is paid for by the Company. With the prior approval of the Chairman, each Director has the right to seek independent legal and other professional advice at the Company’s expense concerning any aspect of the Company’s operations in order to fulfill their duties and responsibilities as Directors. All Directors have access to the Company Secretary.

Principle 3: Act ethically and responsibly

Recommendation 3.1 – A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.

As part of the Board’s commitment to the highest standard of conduct, MOKO has adopted a code of conduct to guide Directors, management, employees and consultants in carrying out their duties and responsibilities. Our Code of Business Conduct and Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters.

The Code of Conduct and Ethics is located at: (http://mokosocialmedia.com/#corporate-info)

MOKO SOCIAL MEDIA LIMITED

CORPORATE GOVERNANCE STATEMENT

Principle 4: Safeguard integrity in corporate reporting

Recommendation 4.1 – The board of a listed entity should: (a) have an audit committee which: (i) has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and (ii) is chaired by an independent director, who is not the chair of the board, and disclose: (iii) the charter of the committee; (iv) the relevant qualifications and experience of the members of the committee; and (v) in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

The Company has an Audit Committee which comprises 3 directors (Emma Waldon, Greg McCann and Shripal Shah). The Committee is chaired by a Director (Emma Waldon) who is not chair of the Board.

MOKO currently does not comply with the requirement to have a majority of independent Directors on the Audit Committee, all of whom are Non-Executive Directors, due to the current make-up of the Board. The members of the Audit Committee will be reassessed should additional independent Directors be appointed to the Board.

The Audit Committee’s Charter is located at: (http://mokosocialmedia.com/#corporate-info)

The qualifications and experience of the Audit Committee members and the number of times the Committee met throughout the reporting period and the attendance of the Committee’s members at those meetings is set out in the Directors Report in the 2016 Annual Report. A copy of the 2016 Annual Report is located at: (http://mokosocialmedia.com/financial-reports/)

Recommendation 4.2 – The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

The Company has received a declaration in the form set out in Recommendation 4.2 from its CEO and Group Financial Controller or Senior Vice President of Finance in relation to the financial statements for the financial periods ended 31 December 2015 and 30 June 2016 and quarterly cashflow statements for the financial periods ended 30 September 2015, 31 December 2015, 31 March 2016 and 30 June 2016.

Recommendation 4.3 – A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.

The Company’s external auditor attends each AGM of the Company and is available to answer questions from security holders relevant to the audit.

Principle 5: Make timely and balanced disclosure

Recommendation 5.1 – A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.

The CEO and Company Secretary have been appointed as the persons responsible for communications with the ASX. The Board is responsible for ensuring the compliance with the continuous disclosure requirements in the ASX listing rules and overseeing and co-ordinating information disclosure to the ASX.

The Company’s disclosure policy is set out in the Code of Conduct and Ethics which is located at: (http://mokosocialmedia.com/#corporate-info)

Principle 6: Respect the rights of security holders

Recommendation 6.1 – A listed entity should provide information about itself and its governance to investors via its website.

Information about the Company and its operations is located at: (http://mokosocialmedia.com/). Information about the Company’s corporate governance policies and charters is located at: (http://mokosocialmedia.com/#corporate-info)

MOKO SOCIAL MEDIA LIMITED

CORPORATE GOVERNANCE STATEMENT

Recommendation 6.2 – A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.

The Company operates an active investor relations program which includes engaging with security holders at the AGM, responding to security holder enquiries from time to time and adhoc interactions with institutional and private investors, analysts and the financial media. It is the Company’s intention that shareholders and the investment community have reasonable access to senior management and Directors of the Company to ask direct questions or to seek additional information on the business.

Recommendation 6.3 – A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.

The Board and the Company Secretary are responsible for the policies and processes to facilitate and encourage effective participation at general meetings. MOKO adheres to best practice in its preparation of Notices of Meetings to ensure all shareholders are fully informed.

The Board encourages full participation of shareholders at the Annual General Meeting. Shareholders who are unable to attend general meetings are encouraged to lodge proxy appointments in advance of the meeting.

The external auditor is requested to attend the annual general meeting and to be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Recommendation 6.4 – A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.

The Company gives security holders the option to receive communications from, and send communications to, the Company and its security registry electronically.

Principle 7: Recognise and manage risk

Recommendation 7.1 – The board of a listed entity should: (a) have a committee or committees to oversee risk, each of which: (i) has at least three members, a majority of whom are independent directors; and (ii) is chaired by an independent director, and disclose: (iii) the charter of the committee; (iv) the members of the committee; and (v) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

The Company has an Audit Committee which oversees the Company’s internal control function and reviews the Company’s guidelines and policies with respect to risk assessment and risk management Recommendation 4.1 sets out, or provides the location of the information referred to in Recommendation 7.1.

Recommendation 7.2 – The board or a committee of the board should: (a) review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and (b) disclose, in relation to each reporting period, whether such a review has taken place.

The Board, at least annually undertakes a structured consideration and review of the risk management framework and the material risks faced by, and the risk attitude of, the Company. In the financial year ended 30 June 2016, the Board undertook a review of the Company’s risk management framework.

Recommendation 7.3 – A listed entity should disclose: (a) if it has an internal audit function, how the function is structured and what role it performs; or (b) if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

Given the Company’s current size and nature of its operations, the Board does not consider it appropriate to have a separate internal audit function. The Company is committed to understanding and managing risk and to establishing an organisational culture that ensures risk management is included in all activities, decision making and business processes.

Operational, financial, legal, compliance, strategic and reputational risks continue to be managed primarily by the Chief Executive Officer as a part of the day-to-day management of the Company’s affairs. Where appropriate, these risks are managed with the support of relevant external professional advisers.

The Board with the assistance of the Audit Committee is responsible for monitoring and reviewing the effectiveness the Company’s risk management and internal control processes and the ongoing mitigation and management of key business risks is a standing item of business on the agenda of the Committee. Management, is responsible for ensuring the Company’s material business risks are managed and for reporting to the Committee on whether those risks are being managed effectively.

MOKO SOCIAL MEDIA LIMITED

CORPORATE GOVERNANCE STATEMENT

The Board constantly monitors the operation and financial aspects of MOKO’s activities and considers the recommendations and advice of external auditors and other external advisers on the operational and financial risks that it faces. The Board ensures that recommendations made by the external auditors and other external advisers are investigated and, where considered necessary, appropriate action is taken to ensure that MOKO has an appropriate internal control environment in place to manage the key risks identified.

Recommendation 7.4 – A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

During the financial year ended 30 June 2016, the Board determined that the Company did not have any material exposure to economic and environmental risks. The Company recognises the social sustainability risks of operating social media platforms, particularly those involving students. The Company is subject to a variety of laws, regulations and self-regulatory principles and frameworks in Australia, the United States and other jurisdictions that involve maters such as privacy, data security and protection, content regulation, protection of minors and consumer protection.

The Company monitors evolving laws and regulations effecting social media to ensure its products and services comply. The Company self-regulates the content on its sites and products and has a content moderation policy based on international law enforcement guidelines.

Principle 8: Remunerate fairly and responsibly

Recommendation 8.1 – The board of a listed entity should: (a) have a remuneration committee which: (i) has at least three members, a majority of whom are independent directors; and (ii) is chaired by an independent director, and disclose: (iii) the charter of the committee; (iv) the members of the committee; and (v) as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or (b) if it does not have risk committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that remuneration is appropriate and not excessive.

The Company has a Compensation Committee which oversees the remuneration of Directors and senior executives and makes recommendations to the Board. The Compensation Committee comprises 3 directors (Emma Waldon, Greg McCann and Shripal Shah). The Committee is chaired by a Director (Emma Waldon).

MOKO currently does not comply with the requirement to have a majority of independent Directors on the Compensation Committee and an independent chari, due to the current make-up of the Board. The members of the Compensation Committee will be reassessed should additional independent Directors be appointed to the Board.

Recommendation 8.2 – A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

The Company’s policies and practices regarding the remuneration of Non-Executive Directors and the remuneration of executive directors and other senior executives is set out in the Compensation Committee Charter and in the Remuneration Report contained in the 2016 Annual Report

A copy of the Compensation Committee Charter is located at: (http://mokosocialmedia.com/#corporate-info)

A copy of the 2016 Annual Report is located at: (http://mokosocialmedia.com/financial-reports/)

Recommendation 8.3 – A listed entity which has an equity-based remuneration scheme should: (a) have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and (b) disclose that policy or a summary of it.

The Company has an equity-based remuneration scheme, the US Omnibus Equity Incentive Plan which was approved by shareholders at an extraordinary general meeting held on 5 May 2015.

The Company’s Share Trading Policy has been updated to incorporate Recommendation 8.3 and provides that participants in any equity-based remuneration scheme of the Company must not enter into any transaction which would have the effect of hedging or otherwise transferring to any other person the risk of any fluctuation in the value of any unvested scheme entitlement (i.e. an entitlement that is subject to time and/or performance hurdles) in the Company’s securities.

The Share Trading Policy is located at: (http://mokosocialmedia.com/#corporate-info)

MOKO SOCIAL MEDIA LIMITED